SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Better Home & Finance Holding Company

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08774B102

(CUSIP Number)

Vishal Garg

c/o Better Home & Finance Holding Company

3 World Trade Center, 175 Greenwich Street, 57th Floor

New York, NY 10007

(415) 523-8837

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSONS Vishal Garg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,798,228 (1)(2)(3)(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 95,798,228 (1)(2)(3)(4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,798,228 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (5)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 46,692,779 shares of Class A Common Stock that may be obtained upon the conversion of 46,692,779 shares of Class B Common Stock directly held by Mr. Garg. Class B Common Stock, which is not registered under the Exchange Act, is convertible into Class A Common Stock on a share-for-share basis.

(2)

Includes 6,522,761 shares of Class A Common Stock that may be obtained upon the conversion of 6,522,761 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3)	Includes 19,306,825 currently exercisable options to purchase shares of Class B Common Stock held by Mr. Garg.
(4)

Includes 23,275,863 shares of Class A Common Stock that may be obtained upon the conversion of 23,275,863 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg’s immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5)

Calculated based upon (a) 391,152,585 shares of the Issuer’s Class A Common Stock, (b) 292,894,465 shares of the Issuer’s Class B Common Stock and (c) 71,877,283 shares of the Issuer’s Class C Common Stock outstanding, in each case as of March 13, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on April 8, 2024.

SCHEDULE 13D

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSONS 1/0 Real Estate, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,522,761 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,522,761 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,522,761 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,522,761 shares of Class A Common Stock that may be obtained upon the conversion of 6,522,761 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(2)

Calculated based upon (a) 391,152,585 shares of the Issuer’s Class A Common Stock, (b) 292,894,465 shares of the Issuer’s Class B Common Stock and (c) 71,877,283 shares of the Issuer’s Class C Common Stock outstanding, in each case as of March 13, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed with the SEC on April 8, 2024.

SCHEDULE 13D

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSONS 1/0 Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,522,761 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,522,761 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,522,761 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,522,761 shares of Class A Common Stock that may be obtained upon the conversion of 6,522,761 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(2)

Calculated based upon (a) 391,152,585 shares of the Issuer’s Class A Common Stock, (b) 292,894,465 shares of the Issuer’s Class B Common Stock and (c) 71,877,283 shares of the Issuer’s Class C Common Stock outstanding, in each case as of March 13, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed with the SEC on April 8, 2024.

SCHEDULE 13D

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSONS The 718 4Ever Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,275,863 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,275,863 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,275,863 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 23,275,863 shares of Class A Common Stock that may be obtained upon the conversion of 23,275,863 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg’s immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(2)

Calculated based upon (a) 391,152,585 shares of the Issuer’s Class A Common Stock, (b) 292,894,465 shares of the Issuer’s Class B Common Stock and (c) 71,877,283 shares of the Issuer’s Class C Common Stock outstanding, in each case as of March 13, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed with the SEC on April 8, 2024.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on September 7, 2021 (the “Original Schedule 13D”, and together with Amendment No. 1, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Better Home & Finance Holding Company, a Delaware corporation (the “Issuer”), formerly Aurora Acquisition Corp., a Cayman Islands exempted company. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 1 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 1 is being filed to correct the number of options to purchase shares of the Issuer’s Class B Common Stock held by the Reporting Persons following the consummation of the Business Combination. The Original Schedule 13D incorrectly reported holdings of 6,113,141 options to purchase shares of the Issuer’s Class B Common Stock held by the Reporting Persons, which was based on the exchange for 2,000,000 options to purchase shares of common stock of Better Holdco, Inc. (“Better Holdco”), a Delaware corporation, pursuant to the Merger Agreement. Before the consummation of the Business Combination, the Reporting Persons voluntarily forfeited 1,683,501 options to purchase Better Holdco common stock on April 24, 2023, in connection with a Better Holdco employee retention program. In addition, this Amendment No. 1 is being filed to supplement the prior disclosure to reflect the transfer of 23,275,863 shares of the Issuer’s Class B Common Stock held directly by Mr. Garg to The 718 4Ever Trust I on January 19, 2024 as a bona fide gift for no consideration. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg’s immediate family are the sole beneficiaries of the trust.

Item 2.	Identity and Background

Item 2 is hereby supplemented and restated in its entirety with the following information:

This Schedule 13D is filed jointly by (i) Vishal Garg, (ii) 1/0 Real Estate, LLC, (iii) 1/0 Holdco, LLC and (iv) The 718 4Ever Trust I (collectively, the “Reporting Persons” and each, a “Reporting Person”). Mr. Garg is the controlling member of 1/0 Holdco, LLC and 1/0 Real Estate, LLC is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the investment adviser of The 718 4Ever Trust I, and members of Mr. Garg’s immediate family are the sole beneficiaries of such trust.

Mr. Garg, an individual and citizen of the United States of America, is Chief Executive Officer and member of the Board of Directors of the Issuer. The principal business address of Mr. Garg is 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, New York 10007. The principal business address of both 1/0 Real Estate, LLC and 1/0 Holdco, LLC is 1 World Trade Center, 85th Floor, New York, New York 10007.

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended, restated and supplemented in its entirety with the following information:

(a) - (b)

Mr. Garg has beneficial ownership of 95,798,228 shares of the Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 19.7% of outstanding Class A Common Stock, on an as converted basis, and 12.7% of the aggregate outstanding Common Stock, respectively, in each case as of March 13, 2024. The percentage of the Class A Common Stock and the aggregate outstanding Common Stock is based upon (a) 391,152,585 shares of Class A Common Stock, (b) 292,894,465 shares of Class B Common Stock and (c) 71,877,283 shares of Class C Common Stock outstanding as of March 13, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed with the SEC on April 8, 2024. Class B Common Stock and Class C Common Stock, which are not registered under the Exchange Act, each are convertible into shares of Class A Common Stock on a share-for-share basis.

1/0 Real Estate, LLC has beneficial ownership of 6,522,761 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 1.6% of outstanding Class A Common Stock, on an as converted basis, and 0.9% of the aggregate outstanding Common Stock, respectively, in each case as of March 13, 2024. The percentage of the Class A Common Stock and the aggregate outstanding Common Stock is based upon the share information described in the immediately preceding paragraph. Class B Common Stock and Class C Common Stock, which are not registered under the Exchange Act, each are convertible into shares of Class A Common Stock on a share-for-share basis.

1/0 Real Estate, LLC is wholly-owned by 1/0 Holdco, LLC. As a result, 1/0 Holdco, LLC has beneficial ownership of the Class A Common Stock described in the immediately preceding paragraph. Mr. Garg is the controlling member of 1/0 Holdco, LLC.

The 718 4Ever Trust I has beneficial ownership of 23,275,863 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 5.6% of outstanding Class A Common Stock, on an as converted basis, and 3.1% of the aggregate outstanding Common Stock, respectively, in each case as of March 13, 2024. The percentage of the Class A Common Stock and the aggregate outstanding Common Stock is based upon the share information described in the first paragraph under Item 5. Class B Common Stock and Class C Common Stock, which are not registered under the Exchange Act, each are convertible into shares of Class A Common Stock on a share-for-share basis.

Mr. Garg has the sole power to dispose or direct the disposition of all shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock that the Reporting Persons beneficially owned as of April 8, 2024.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) 1/0 Real Estate, LLC and 1/0 Holdco, LLC ceased to beneficially own Class B Common Stock convertible into more than five (5%) percent of Class A Common Stock on or around August 24, 2023, as a result of conversions by other stockholders of Class B Common Stock to Class A Common Stock following the consummation of the Business Combination.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2024

Vishal Garg
/s/Vishal Garg
Vishal Garg

1/0 Real Estate, LLC
/s/Vishal Garg
Name: Vishal Garg Title: Authorized Signatory

1/0 Holdco, LLC
/s/Vishal Garg
Name: Vishal Garg Title: Authorized Signatory

The 718 4Ever Trust I
/s/Vishal Garg
Name: Vishal Garg Title: Authorized Signatory